PROPANC BIOPHARMA, INC.

302, 6 Butler Street

Camberwell, VIC, 3124 Australia

March 5, 2019

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	Propanc Biopharma, Inc.
Registration Statement on Form S-1
File No. 333-229856

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Propanc Biopharma, Inc. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) be accelerated so that it will become effective at 12:00 P.M. Eastern Standard Time on Thursday, March 7, 2019, or as soon as practicable thereafter.

We request that we be notified of such effectiveness by a telephone call to Jonathan Shechter, Esq. of Foley Shechter Ablovatskiy LLP at (212) 335-0465, or in his absence Sasha Ablovatskiy, Esq. of Foley Shechter Ablovatskiy LLP at (212) 335-0466. We also respectfully request that a copy of the written order from the United States Securities and Exchange Commission verifying the effective time and date of such Registration Statement be sent to Foley Shechter Ablovatskiy LLP, attention: Jonathan Shechter, via facsimile at (917) 688-4092.

Sincerely,

PROPANC BIOPHARMA, INC.

By:	/s/ James Nathanielsz
Name:	James Nathanielsz
Title:	Chief Executive Officer

Cc:	Jonathan Shechter, Esq. of Foley Shechter Ablovatskiy LLP
Sasha Ablovatskiy, Esq. of Foley Shechter Ablovatskiy LLP